CATHAY PACIFIC AIRWAYS LIMITED


CATHAY PACIFIC



INTERIM REPORT 2003

















Swire Group


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Osaka
Seoul
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Nagoya
Osaka
Sapporo
Seoul
Taipei
Tokyo
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Cathay Pacific
Dragonair
AHK Air Hong Kong
* Codeshare services
† Freighter services only

Contents

Corporate Information

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

Investor relations

For further information about Cathay Pacific Airways, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong

Tel : 2747 5210
Fax : 2810 6563

Cathay Pacific's main Internet address is http://www.cathaypacific.com

This interim report is printed on recycled paper Design: Format Limited www.format.com.hk

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to over 80 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946. We continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a regional transportation hub. In addition to our fleet of aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport; Cathay Pacific and its subsidiaries and associates employ 25,000 staff in Hong Kong. The airline's two major shareholders are both Hong Kong companies listed on the Hong Kong Stock Exchange, as is Cathay Pacific itself.

Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited, an all cargo carrier that offers scheduled services in the Asia region, and is a shareholder in Hong Kong Dragon Airlines Limited.

We are also a founding member of the **one**world global alliance whose combined network serves over 570 destinations worldwide. Other members of **one**world are Aer Lingus, American Airlines, British Airways, Finnair, Iberia, LanChile and Qantas.

FINANCIAL AND OPERATING HIGHLIGHTS

Group Financial Statistics

Results		2003	2002	Change
		Six months ended 30th June		
Turnover	*HK$ million*	**12,275**	15,511	**-20.9%**
(Loss)/profit attributable to shareholders	*HK$ million*	**(1,241)**	1,412	**-187.9%**
(Loss)/earnings per share	*HK cents*	**(37.2)**	42.4	**-187.7%**
Dividend per share	*HK cents*	**3.0**	16.0	**-81.3%**
(Loss)/profit margin	*%*	**(10.1)**	9.1	**-19.2%pt**
Balance Sheet		30th June	31st December	
Shareholders' funds	*HK$ million*	**29,383**	32,115	**-8.5%**
Net borrowings	*HK$ million*	**11,230**	9,646	**+16.4%**
Net debt/equity ratio	*Times*	**0.38**	0.30	**+0.08 times**

Operating Statistics – Cathay Pacific

		Six months ended 30th June		Change
Available tonne kilometres ("ATKs")	*Million*	**6,087**	5,750	**+5.9%**
Passengers carried	*'000*	**4,019**	5,933	**-32.3%**
Passenger load factor	*%*	**64.4**	78.1	**-13.7%pt**
Passenger yield	*HK cents*	**42.8**	45.4	**-5.7%**
Cargo carried	*'000 Tonnes*	**406**	386	**+5.2%**
Cargo and mail load factor	*%*	**69.2**	70.2	**-1.0%pt**
Cargo and mail yield	*HK$*	**1.72**	1.83	**-6.0%**
Cost per ATK	*HK$*	**2.09**	2.26	**-7.5%**
Aircraft utilisation	*Hours per day*	**11.1**	11.8	**-5.9%**
On-time performance	*%*	**91.7**	90.7	**+1.0%pt**

Definitions are set out in the 2002 annual report.

CHAIRMAN'S LETTER

During the first half of 2003, Cathay Pacific was confronted by the greatest commercial challenge in the Company's history. The outbreak in mid March of atypical pneumonia, or SARS, had a devastating impact on our passenger business. Passenger numbers fell dramatically to below one fifth of their normal level and in April the Group issued its first ever profit warning. For the first six months of the year the Group recorded a loss of HK$1,241 million, compared to a profit of HK$1,412 million recorded in the first half of 2002. Turnover at HK$12,275 million was down 20.9%.

Following the outbreak of SARS, we responded quickly both to contain costs and conserve cash reserves. We reduced our passenger schedule by 45 percent and parked 22 aircraft, whilst maintaining the integrity of our global network. Passenger revenue fell 29.5% compared to the same period last year and passenger yield fell 5.7% to HK¢42.8.

Support for the Company during this extremely difficult episode was demonstrated by our shareholders, who voted to accept the Board's recommendation to halve the previously recommended final dividend for 2002, and by the vast majority of our staff who agreed to accept one month's unpaid leave. I would also like to thank the many suppliers who agreed to lower fees and charges and to extend payment terms.

Demand for our cargo services remained strong, particularly to our key markets in Europe and North America. The Group's cargo revenues were up 4.3% on the same period last year. We maintained a full freighter schedule and introduced an additional service to Milan. One Boeing 747-200 freighter, which had been parked since late 2001, was re-introduced into service. Cargo yield fell 6.0% to HK$1.72.

Following the containment of the SARS outbreak and the subsequent lifting of various World Health Organisation travel advisories, we have focused on rebuilding public confidence in air travel and tourism. Cathay Pacific was instrumental in the creation of the "We Love Hong Kong" campaign aimed at restoring consumer sentiment in Hong Kong. We also launched a range of special promotions and initiatives aimed at recovering lost business.

As market conditions strengthened we reinstated services and are now operating at 90% of our original passenger schedule. As demand continues to recover we anticipate a much improved performance in the second half year.

James Hughes-Hallett
Chairman
Hong Kong, 6th August 2003

The first half of 2003 was extremely difficult for Cathay Pacific. The war in Iraq, the outbreak of SARS and a subsequent World Health Organisation travel advisory against Hong Kong, produced a sharp decline in the airline's passenger business. Services were cut and aircraft parked as part of a broad based cost saving initiative. Our cargo business, however, remained robust.

Global network and growing fleet

- In early April, we reduced our passenger capacity in response to the fall in passenger traffic arising from the SARS outbreak. We cancelled 45% of our passenger flights and parked 22 aircraft. The integrity of our network was maintained, although services to Fukuoka and Sapporo were temporarily suspended.
- Subsequent to the World Health Organisation lifting the travel advisory against Hong Kong, we resumed a number of the cancelled flights.
- Hong Kong's Air Transport Licensing Authority granted us licences to operate services to Beijing, Shanghai and Xiamen. We have been designated by the Hong Kong SAR Government to operate services to Beijing, and we shall be seeking operational approval and slots from the Chinese Mainland authorities.
- We formed a codeshare agreement with **one**world alliance partner American Airlines connecting our network to an additional 20 cities in the United States.
- Our codeshare with **one**world alliance partner British Airways was extended to include Copenhagen, Lisbon and Seoul.
- By mid-2003 we had 80 aircraft in our fleet, including 69 passenger aircraft and 11 freighters.
- Six aircraft are due for delivery in late 2003 and early 2004: three Boeing 777-300 and three Airbus 330-300.

Fleet profile

	Number as at 30th June 2003				Firm orders				Expiry of operating leases			
		Leased										
Aircraft type	Owned	Finance	Operating	Total	'03	'04	'05	Total	'06	'07	'08	Options
Aircraft operated by Cathay Pacific :												
B747-400	9	8	2	19						1	1	
B747-200F	4	2		6								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7	2	1		3				3[a]
A330-300		20		20	3			3				
A340-300		11	4	15					4			
A340-600[b]			3	3						2	1	
Total	15	56	9	**80**	5	1		**6**	4	3	2	**3**
Aircraft operated by AHK Air Hong Kong :												
B747-200F		1		1								
A300-600F						4	2	6				4
A300-B4F/B727F[c]			2	2								
Total		1	2	**3**		4	2	**6**				**4**

(a) Operating lease options expire in 2007 and are for any B777 model.
(b) Aircraft on five year operating leases.
(c) Aircraft on wet lease.

Award winning product and services

- We were voted "Airline of the Year" in the 2003 Skytrax poll of 4.4 million travellers. We were also named "Best Airline – Asia" and "Best Airline – Transpacific" for the second consecutive year.
- The Far Eastern Economic Review ranked us number two in its "Review 200" survey of top Hong Kong companies and the best Hong Kong company in terms of service and product quality.

Hong Kong community

- We initiated the "We Love Hong Kong" campaign, along with the Board of Airline Representatives, Federation of Hong Kong Hotel Owners, Hong Kong Hotels Association and Travel Industry Council, to help the Hong Kong economy overcome the economic impact of SARS.
- We gave away more than 10,000 free tickets to support the Hong Kong Tourism Board's effort to rebuild the local tourism industry. We also launched the "Visit Hong Kong Now" promotion which offers up to 50 percent off flight and hotel packages in order to draw overseas travellers back to Hong Kong.
- The "I Can Fly" community programme was launched to nurture the spirit of social service and instil an enthusiasm for aviation among local youth.
- We supported the Operation UNITE – "Take Off With Hong Kong" campaign with a special promotion that offered packages of discounted fares to more than 40 cities worldwide.
- We were title sponsor of the Cathay Pacific International Chinese New Year Parade for the fifth consecutive year.

Dedicated staff

- A staff hiring freeze was implemented following the fall in passenger traffic.
- Staff were asked to join a special leave scheme and take one month's unpaid leave between June and September in order to help the Company conserve cash and thereby preserve jobs. With the reinstatement of services the unpaid leave has now been reduced by one week.
- By mid-2003, we employed 14,800 staff in 30 countries and territories, 10,900 of which are based in Hong Kong.
- Cathay Pacific regularly reviews its human resources and remuneration policy in light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

New technology

- We announced a partnership with PCCW NETVIGATOR and Tenzing Communications to offer the NETVIGATOR inflight email service. Cathay Pacific is the first airline to commit to offering inflight email across its fleet.
- COINS, a new revenue management system to control inventory and pricing strategies, was introduced in early 2003.
- Ultramain, which will track and predict maintenance costs, continued roll out.

The environment

- An air quality monitoring programme, undertaken in aircraft cabins, showed that the air is of a good quality.
- A comprehensive programme to sort and recycle paper materials such as newspapers and inflight menu cards has been implemented on all inbound flights.
- The impact of SARS resulted in a concerted effort to reduce energy consumption in Cathay City. Measures taken include temperature adjustments, reduced lighting and restricted availability of lifts and escalators.

Passenger services

Available seat kilometres ("ASKs"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
North Asia	**4,077**	5,346	**-23.7%**	**55.6**	68.8	**-13.2%pt**	**-8.2%**
South East Asia and Middle East	**5,851**	6,684	**-12.5%**	**59.2**	72.5	**-13.3%pt**	**-4.6%**
Europe	**5,481**	6,386	**-14.2%**	**69.6**	84.6	**-15.0%pt**	**+8.3%**
Pacific and South Africa	**11,422**	11,121	**+2.7%**	**67.7**	82.3	**-14.6%pt**	**-3.4%**
Overall	**26,831**	29,537	**-9.2%**	**64.4**	78.1	**-13.7%pt**	**-5.7%**

- In the first six months of 2003, 4 million passengers were carried representing a reduction of 1.9 million passengers on 2002. ASKs fell by 9.2% while load factor, on the greatly reduced capacity, fell to 64.4%.
- Passenger revenue fell by 29.5%, partly as a result of uncertainty over the war in Iraq, but mainly due to the outbreak of SARS and a subsequent World Health Organisation travel advisory issued against Hong Kong.
- At the worst point in the crisis passenger services were cut by 45 percent and 22 aircraft were parked.
- Yield in the first half dropped to HK¢42.8 from HK¢45.4 in the same period last year.
- Passenger operations were not affected by the war in Iraq, although First Class and Business Class traffic slowed from early March amid uncertainty over the conflict.
- All routes were adversely affected by SARS, in particular services to Taiwan and North America.
- The proportion of revenue generated from Hong Kong increased significantly in the second quarter.
- We saw a gradual yet slow recovery in June after the World Health Organisation lifted the travel advisory against Hong Kong.

Cargo services

Available tonne kilometres ("ATKs"), load factor and yield are analysed as follows:

	ATK (million)			Load factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
Cathay Pacific	**3,535**	2,940	**+20.2%**	**69.2**	70.2	**-1.0%pt**	**-6.0%**
AHK Air Hong Kong	**78**	510	**-84.7%**	**55.8**	72.0	**-16.2%pt**	**+281.5%**

Cathay Pacific Airways Limited

- In the first six months of 2003, 406,000 tonnes of freight were carried representing an increase of 20,000 tonnes on 2002. Cargo ATKs grew by 20.2% while the load factor decreased to 69.2%.
- Revenue increased by 11.4% with strong export growth to the United States, Europe and Asian destinations.
- Yield declined from HK$1.83 to HK$1.72 per revenue tonne kilometre due in part to an increase in the number of lower yield long-haul services.
- While the war in Iraq had no effect upon cargo operations, SARS had the effect of reducing cargo capacity by 20% because of the cancelled passenger flights.

- This shortfall was compensated by the integration of AHK's European operation in July 2002 and the reactivation of a previously parked B747-200 freighter.
- Additional freighter services were mounted within the region where there was any shortfall in cargo capacity.
- We increased our freighter service frequency to Milan from two to three flights each week.
- Cathay Pacific Cargo was joined by Japan Airlines Cargo, Qantas Freight and Singapore Airlines Cargo in signing a memorandum of understanding to partner in a new Internet-based cargo portal.

AHK Air Hong Kong Limited ("AHK")

- Cathay Pacific sold a 10% stake in AHK to DHL International Limited in March.
- AHK ordered six A300-600 freighters for delivery in 2004 and early 2005.
- AHK commenced a four times weekly service to Bangkok in March using a wet leased regional freighter.
- AHK will start operating service to Singapore in the winter schedule this year.
- SARS had little effect on the air freight business and the company reported a satisfactory interim profit.
- Capacity, as a result of the return of two aircraft to Cathay Pacific in July 2002, fell by 84.7%. Load factor decreased while the yield increased as the company shifted its focus towards regional cargo operations.

Review of affiliated businesses and associated companies

Hong Kong Dragon Airlines Limited ("Dragonair")

- Dragonair recorded an interim loss due to a significant fall in passenger traffic resulting from the SARS outbreak in Hong Kong, Mainland China and Taiwan. The company reduced passenger capacity by over 60% in the second quarter.
- Passenger load factor dropped significantly by 14.1% points to 50.4% despite the substantial reduction in capacity. Passenger demand further deteriorated on account of the quarantine requirements introduced by Taiwan and certain cities in Mainland China.
- Cargo services were less affected by the SARS outbreak and recorded 6.6% points increase in cargo load factor.
- In view of the adverse operating environment, the company implemented stringent cost control measures and parked 11 of its 21 passenger aircraft.

Airline services

- Hong Kong Aircraft Engineering Company Limited ("HAECO") recorded an interim profit of HK$190 million, representing a 20.8% decrease due to a provision write back last year.
- Whilst workload in the heavy maintenance facility remained high, the drop in aircraft movements at Hong Kong International Airport affected line maintenance revenue.
- The contribution from HAECO's jointly controlled companies increased from HK$85 million to HK$136 million, with strong performances from both Hong Kong Aero Engine Services Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited.
- Hong Kong Airport Services Limited reported an interim loss due to the large number of flight cancellations.

Airline catering

- The interim performance of Cathay Pacific Catering Services (H.K.) Limited was badly affected by the outbreak of SARS. The company implemented stringent cost controls.
- All overseas flight kitchens were impacted by SARS and also implemented cost control measures.



Turnover

	Group		Cathay Pacific	
	Six months ended 30th June		Six months ended 30th June	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Passenger services	**7,438**	10,550	**7,438**	10,550
Cargo services	**4,405**	4,225	**4,197**	3,768
Catering and other services	**432**	736	–	–
Turnover	**12,275**	15,511	**11,635**	14,318

- Passenger turnover reduced significantly by HK$3,112 million.
- Cathay Pacific's cargo operation recorded a HK$429 million increase in turnover, partly due to the integration of AHK's European services since July 2002.
- During the first half of 2003, the cargo operation accounted for 35.9% of Group's total revenue.

Operating expenses

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2003 HK$M	2002 HK$M	**Change**	**2003 HK$M**	2002 HK$M	**Change**
Staff	**3,961**	3,810	**+4.0%**	**3,611**	3,420	**+5.6%**
Inflight service and passenger expenses	**559**	695	**-19.6%**	**559**	695	**-19.6%**
Landing, parking and route expenses	**1,925**	2,297	**-16.2%**	**1,885**	2,195	**-14.1%**
Fuel	**2,402**	2,197	**+9.3%**	**2,369**	2,063	**+14.8%**
Aircraft maintenance	**1,298**	1,589	**-18.3%**	**1,263**	1,510	**-16.4%**
Aircraft depreciation and operating leases	**1,975**	1,801	**+9.7%**	**1,954**	1,731	**+12.9%**
Other depreciation and operating leases	**458**	516	**-11.2%**	**343**	388	**-11.6%**
Commissions	**158**	247	**-36.0%**	**158**	246	**-35.8%**
Exchange gain	**(113)**	(85)	**+32.9%**	**(112)**	(81)	**+38.3%**
Others	**412**	608	**-32.2%**	**418**	402	**+4.0%**
Operating expenses	**13,035**	13,675	**-4.7%**	**12,448**	12,569	**-1.0%**
Net finance charges	**281**	456	**-38.4%**	**275**	444	**-38.1%**
Total operating expenses	**13,316**	14,131	**-5.8%**	**12,723**	13,013	**-2.2%**

Operating expenses (continued)

- Staff cost increased by 5.6% due to an increase in staff numbers.
- Inflight service and passenger expenses fell due to cost saving initiatives and the decrease in passenger numbers.
- Landing, parking and route expenses reduced mainly as a result of flight cancellations.
- Fuel cost increased, despite flight cancellations, as a result of a 25% increase in the average fuel price.
- Aircraft maintenance decreased following the parking of 22 passenger aircraft.
- Aircraft depreciation and operating leases increased as a result of the new aircraft which joined the fleet in the second half of 2002.
- Net finance charges decreased due to lower average net borrowings.
- Cathay Pacific's cost per ATK fell to HK$2.09 due to passenger flight cancellations and cost saving initiatives.

Financial position

- Additions to fixed assets were HK$955 million, comprising HK$885 million for aircraft and related equipment and HK$70 million for properties and other equipment.
- Borrowings decreased by 1% to HK$22,581 million. These are fully repayable by 2017 and are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 68% at fixed rates of interest.
- Liquid funds, 84% of which is denominated in US dollars, reduced by 13.7% to HK$11,371 million.
- Net borrowings increased by 16.4% to HK$11,230 million.
- The Group's shareholders' funds decreased by 8.5% to HK$29,383 million whilst the net debt/equity ratio increased to 0.38 times.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2002 annual report.

CONDENSED FINANCIAL STATEMENTS

Consolidated Profit and Loss Account

For the six months ended 30th June 2003 – Unaudited

	Note	2003 HK$M	2002 HK$M	2003 US$M	2002 US$M
Turnover					
Passenger services		**7,438**	10,550	**954**	1,352
Cargo services		**4,405**	4,225	**565**	542
Catering and other services		**432**	736	**55**	94
Total turnover	2	**12,275**	15,511	**1,574**	1,988
Expenses					
Staff		**(3,961)**	(3,810)	**(508)**	(488)
Route		**(2,484)**	(2,992)	**(319)**	(383)
Fuel		**(2,402)**	(2,197)	**(308)**	(282)
Aircraft maintenance		**(1,298)**	(1,589)	**(166)**	(204)
Depreciation and operating leases		**(2,433)**	(2,317)	**(312)**	(297)
Commissions		**(158)**	(247)	**(20)**	(32)
Others		**(299)**	(523)	**(38)**	(67)
Operating expenses		**(13,035)**	(13,675)	**(1,671)**	(1,753)
Operating (loss)/profit	3	**(760)**	1,836	**(97)**	235
Finance charges		**(971)**	(1,264)	**(124)**	(162)
Finance income		**690**	808	**88**	104
Net finance charges	4	**(281)**	(456)	**(36)**	(58)
Share of profits of associated companies		**8**	141	**1**	18
(Loss)/profit before taxation		**(1,033)**	1,521	**(132)**	195
Taxation	5	**(194)**	(102)	**(25)**	(13)
(Loss)/profit after taxation		**(1,227)**	1,419	**(157)**	182
Minority interests		**(14)**	(7)	**(2)**	(1)
(Loss)/profit attributable to shareholders		**(1,241)**	1,412	**(159)**	181
Dividends					
Interim declared	6	**100**	533	**13**	68
(Loss)/earnings per share					
Basic	7	**(37.2¢)**	42.4¢	**(4.8¢)**	5.4¢
Diluted	7	**(37.0¢)**	42.1¢	**(4.7¢)**	5.4¢
Dividend per share	6	**3.0¢**	16.0¢	**0.4¢**	2.1¢

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 14 to 21 form part of these accounts.

Consolidated Balance Sheet

At 30th June 2003 – Unaudited

	Note	30th June 2003 HK$M	31st December 2002 HK$M	30th June 2003 US$M	31st December 2002 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**49,086**	50,038	**6,293**	6,415
Intangible assets	9	**452**	489	**58**	63
Investments in associated companies		**1,581**	1,739	**203**	223
Other long-term receivables and investments		**1,280**	1,458	**164**	187
		52,399	53,724	**6,718**	6,888
Long-term liabilities		**(29,422)**	(31,382)	**(3,772)**	(4,024)
Related pledged security deposits		**11,652**	12,853	**1,494**	1,648
Net long-term liabilities	10	**(17,770)**	(18,529)	**(2,278)**	(2,376)
Retirement benefit obligations	11	**(328)**	(346)	**(42)**	(44)
Deferred taxation		**(7,870)**	(7,614)	**(1,009)**	(976)
		(25,968)	(26,489)	**(3,329)**	(3,396)
Net non-current assets		**26,431**	27,235	**3,389**	3,492
Current assets and liabilities					
Stock		**480**	430	**62**	55
Trade and other receivables	12	**3,172**	4,294	**407**	550
Liquid funds		**11,371**	13,180	**1,457**	1,690
		15,023	17,904	**1,926**	2,295
Current portion of long-term liabilities		**(7,692)**	(6,409)	**(986)**	(822)
Related pledged security deposits		**2,881**	2,128	**369**	273
Net current portion of long-term liabilities	10	**(4,811)**	(4,281)	**(617)**	(549)
Trade and other payables	13	**(4,363)**	(5,280)	**(560)**	(677)
Unearned transportation revenue		**(1,906)**	(2,518)	**(244)**	(323)
Taxation		**(906)**	(874)	**(116)**	(112)
		(11,986)	(12,953)	**(1,537)**	(1,661)
Net current assets		**3,037**	4,951	**389**	634
Total assets less current and non-current liabilities		**29,468**	32,186	**3,778**	4,126
Minority interests		**(85)**	(71)	**(11)**	(9)
Net assets		**29,383**	32,115	**3,767**	4,117
CAPITAL AND RESERVES					
Share capital	14	**668**	667	**86**	86
Reserves		**28,715**	31,448	**3,681**	4,031
Shareholders' funds		**29,383**	32,115	**3,767**	4,117

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 14 to 21 form part of these accounts.

Consolidated Cash Flow Statement

For the six months ended 30th June 2003 – Unaudited

	Note	2003 HK$M	2002 HK$M	2003 US$M	2002 US$M
Operating activities					
Cash generated from operations		**927**	4,451	**119**	571
Interest received		**6**	46	**1**	6
Net interest paid		**(492)**	(518)	**(64)**	(66)
Tax paid		**(142)**	(106)	**(18)**	(14)
Dividends received from associated companies		**141**	51	**18**	6
Net cash inflow from operating activities		**440**	3,924	**56**	503
Investing activities					
Sales of fixed assets		**3**	18	**–**	2
Net decrease in other long-term receivables and investments		**54**	77	**7**	10
Receipts from disposal of partial interest in a subsidiary company		**9**	–	**1**	–
Repayment of loans from an associated company		**2**	2	**–**	–
Receipts from disposal of an associated company		**–**	5	**–**	1
Net decrease/(increase) in liquid funds other than cash and cash equivalents		**1,295**	(2,397)	**167**	(307)
Payments for fixed and intangible assets		**(974)**	(2,012)	**(125)**	(258)
Purchase of minority interest in a subsidiary company		**–**	(194)	**–**	(25)
Net cash inflow/(outflow) from investing activities		**389**	(4,501)	**50**	(577)
Financing activities					
Shares issued		**15**	34	**2**	4
New financing		**1,741**	1,906	**223**	244
Security deposits placed		**(4)**	(409)	**(1)**	(52)
Loan and finance lease repayments		**(2,604)**	(1,409)	**(333)**	(181)
Dividends paid – to shareholders	6	**(935)**	(167)	**(120)**	(21)
– to minority interests		**(9)**	(28)	**(1)**	(3)
Net cash outflow from financing activities		**(1,796)**	(73)	**(230)**	(9)
Decrease in cash and cash equivalents		**(967)**	(650)	**(124)**	(83)
Cash and cash equivalents at 1st January		**3,422**	2,601	**439**	333
Effect of exchange differences		**103**	87	**13**	11
Cash and cash equivalents at 30th June		**2,558**	2,038	**328**	261

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 14 to 21 form part of these accounts.

Consolidated Statement of Changes in Equity

For the six months ended 30th June 2003 – Unaudited

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Capital redemption reserve HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2003	**667**	**23,250**	**7,207**	**21**	**412**	**559**	**(1)**	**32,115**
Exchange differences on cash flow hedges								
– recognised during the period	–	–	–	–	–	**(417)**	–	**(417)**
– transferred to loss for the period	–	–	–	–	–	**(29)**	–	**(29)**
Revaluation deficit recognised during the period	–	–	–	–	**(124)**	–	–	**(124)**
Exchange differences	–	–	–	–	–	–	**(1)**	**(1)**
Net loss not recognised in the profit and loss account	–	–	–	–	**(124)**	**(446)**	**(1)**	**(571)**
Loss attributable to shareholders	–	**(1,241)**	–	–	–	–	–	**(1,241)**
2002 final dividends (note 6)	–	**(935)**	–	–	–	–	–	**(935)**
Share options exercised								
– premium received	–	–	**14**	–	–	–	–	**14**
– share capital issued	**1**	–	–	–	–	–	–	**1**
At 30th June 2003	**668**	**21,074**	**7,221**	**21**	**288**	**113**	**(2)**	**29,383**
At 1st January 2002	666	20,541	7,162	21	306	2,599	13	31,308
Prior period adjustment for retirement benefits	–	(573)	–	–	–	–	–	(573)
As restated	666	19,968	7,162	21	306	2,599	13	30,735
Exchange differences on cash flow hedges								
– recognised during the period	–	–	–	–	–	(1,155)	–	(1,155)
– transferred to profit for the period	–	–	–	–	–	(434)	–	(434)
Revaluation surplus recognised during the period	–	–	–	–	405	–	–	405
Exchange differences	–	–	–	–	–	–	(8)	(8)
Net loss not recognised in the profit and loss account	–	–	–	–	405	(1,589)	(8)	(1,192)
Profit attributable to shareholders	–	1,412	–	–	–	–	–	1,412
2001 final dividends (note 6)	–	(167)	–	–	–	–	–	(167)
Share options exercised								
– premium received	–	–	33	–	–	–	–	33
– share capital issued	1	–	–	–	–	–	–	1
At 30th June 2002	667	21,213	7,195	21	711	1,010	5	30,822

The notes on pages 14 to 21 form part of these accounts.

1. Basis of preparation and accounting policies

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual report except for the accounting policy on deferred taxation.

With the introduction of HK SSAP 12 (revised) "Income taxes", provision for deferred taxation is made for all taxable temporary differences instead of timing differences as previously adopted. This change in accounting policy does not have any impact on the Group's results and net assets for the current or prior periods.

Principal accounting policy 4 in the 2002 annual report gives an explanation of the policy in respect of foreign exchange translation which does not comply with HK SSAP 11 "Foreign currency translation".

The interim report has been prepared in accordance with HK SSAP 25 "Interim financial reporting" and the disclosure requirements of the Listing Rules (Main Board) of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

	Six months ended 30th June	
	2003 HK$M	2002 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**4,981**	5,868
– Japan, Korea and Taiwan	**2,193**	3,281
South East Asia and Middle East	**1,443**	1,931
Europe	**1,453**	1,788
Pacific and South Africa	**2,205**	2,643
	12,275	15,511

Countries included in each region are defined in the 2002 annual report. Geographical analysis of segment results, segment assets and segment liabilities are not disclosed for the reasons set out in the 2002 annual report.

3. Operating (loss)/profit

	Six months ended 30th June	
	2003 HK$M	2002 HK$M
Operating (loss)/profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**991**	1,122
– Owned	**886**	781
Amortisation of intangible assets	**56**	63
Operating lease rentals		
– Land and buildings	**170**	181
– Aircraft and related equipment	**324**	211
– Others	**11**	19
Operating lease income		
– Aircraft and related equipment	**(5)**	(60)
Cost of stock expensed	**430**	553
Exchange differences	**(113)**	(85)
Auditors' remuneration	**3**	3
Income from listed investments	**(6)**	–
Income from unlisted investments	**(36)**	(50)

4. Net finance charges

	Six months ended 30th June	
	2003 HK$M	2002 HK$M
Net interest charges:		
– Obligations under finance leases	**904**	1,196
– Interest income on related security deposits, notes and bonds	**(547)**	(637)
	357	559
– Bank loans and overdrafts	**58**	58
– Interest income on related security deposits	**(3)**	(6)
	55	52
– Other loans not wholly repayable within five years	**9**	10
	421	621
Income from liquid funds:		
– Funds with investment managers	**(69)**	(96)
– Bank deposits and investments	**(71)**	(69)
	(140)	(165)
	281	456

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Taxation

	Six months ended 30th June	
	2003 HK$M	2002 HK$M
The Company and its subsidiary companies		
– Hong Kong profits tax	**6**	16
– Overseas taxation	**69**	59
– Deferred taxation	**59**	26
– Under/(over) provision for prior years	**42**	(22)
Share of associated companies' taxation	**18**	23
	194	102

Hong Kong profits tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

6. Dividends

On 5th May 2003, the Board of Directors revised the 2002 final dividend from HK¢56 per share, as originally proposed on 5th March 2003, to HK¢28 per share (2001: HK¢5 per share) in order to conserve the Company's cash in reaction to the business downturn following the SARS outbreak. The revised 2002 final dividend proposal of HK¢28 per share, which totals HK$935 million (2001: HK$167 million) was subsequently approved by shareholders on 14th May 2003 and was paid on 2nd June 2003.

On 6th August 2003, the Board of Directors declared an interim dividend of HK¢3 per share for the period ended 30th June 2003. This interim dividend which totals HK$100 million will be paid on 2nd October 2003 to shareholders registered at the close of business on 11th September 2003. The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

7. (Loss)/earnings per share

Basic loss per share and diluted loss per share are calculated by dividing the loss attributable to shareholders of HK$1,241 million (2002 profit: HK$1,412 million) by the daily weighted average number of shares in issue throughout the period of 3,337 million (2002: 3,332 million) shares and 3,353 million (2002: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

	2003 million	2002 million
Weighted average number of ordinary shares used in calculating basic (loss)/earnings per share	**3,337**	3,332
Deemed issue of ordinary shares for no consideration	**16**	25
Weighted average number of ordinary shares used in calculating diluted (loss)/earnings per share	**3,353**	3,357

8. Fixed assets

	Aircraft and related equipment HK$M	Other equipment HK$M	Properties HK$M	Total HK$M
Cost				
At 1st January 2003	**63,980**	**2,934**	**6,230**	**73,144**
Exchange differences	**–**	**6**	**9**	**15**
Additions	**885**	**21**	**49**	**955**
Disposals	**(97)**	**(60)**	**–**	**(157)**
At 30th June 2003	**64,768**	**2,901**	**6,288**	**73,957**
Accumulated depreciation				
At 1st January 2003	**20,393**	**1,671**	**1,042**	**23,106**
Exchange differences	**–**	**4**	**3**	**7**
Charge for the period	**1,656**	**98**	**123**	**1,877**
Disposals	**(60)**	**(59)**	**–**	**(119)**
At 30th June 2003	**21,989**	**1,714**	**1,168**	**24,871**
Net book value				
At 30th June 2003	**42,779**	**1,187**	**5,120**	**49,086**
At 1st January 2003	43,587	1,263	5,188	50,038

Fixed assets at 30th June 2003 include leased assets of HK$30,184 million (31st December 2002: HK$31,759 million).

9. Intangible assets

	Goodwill HK$M	Computer systems HK$M	Total HK$M
Cost			
At 1st January 2003	**362**	**639**	**1,001**
Additions	**–**	**19**	**19**
At 30th June 2003	**362**	**658**	**1,020**
Accumulated amortisation			
At 1st January 2003	**152**	**360**	**512**
Charge for the period	**8**	**48**	**56**
At 30th June 2003	**160**	**408**	**568**
Net book value			
At 30th June 2003	**202**	**250**	**452**
At 1st January 2003	210	279	489

10. Long-term liabilities

	30th June 2003		31st December 2002	
	Current HK$M	**Non-current HK$M**	Current HK$M	Non-current HK$M
Long-term loans	**2,009**	**3,364**	963	3,090
Obligations under finance leases	**2,802**	**14,406**	3,318	15,439
	4,811	**17,770**	4,281	18,529

11. Retirement benefit obligations

	30th June 2003 HK$M	31st December 2002 HK$M
Present value of funded obligations	**6,091**	5,937
Fair value of plan assets	**(5,086)**	(4,574)
	1,005	1,363
Net unrecognised actuarial losses	**(677)**	(1,017)
	328	346

12. Trade and other receivables

	30th June 2003 HK$M	31st December 2002 HK$M
Trade debtors	**1,597**	2,413
Other receivables and prepayments	**1,559**	1,867
Due from associated companies	**15**	11
Due from other related companies	**1**	3
	3,172	4,294

	30th June 2003 HK$M	31st December 2002 HK$M
Analysis of trade debtors by age:		
Current	**1,505**	2,257
One to three months overdue	**43**	96
More than three months overdue	**49**	60
	1,597	2,413

The Company normally grants a credit term of 30 days to customers or follows the local industry standard with the debt partially protected by bank guarantee or other monetary collateral.

13. Trade and other payables

	30th June 2003 HK$M	31st December 2002 HK$M
Trade creditors	**1,217**	1,520
Other payables	**2,888**	3,431
Due to associated companies	**138**	187
Due to other related companies	**100**	126
Bank overdrafts – unsecured	**20**	16
	4,363	5,280

	30th June 2003 HK$M	31st December 2002 HK$M
Analysis of trade creditors by age:		
Current	**781**	1,071
One to three months overdue	**350**	343
More than three months overdue	**86**	106
	1,217	1,520

14. Share capital

During the period under review, the Group did not purchase or redeem any shares in the Company. At 30th June 2003, 3,337,973,848 shares were in issue (31st December 2002: 3,336,007,848 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew of the Group with the incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew of the Group who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,317,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance will be exercisable on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

14. Share capital *(continued)*

	2003 Number of shares	2002 Number of shares
Movements in options outstanding comprise:		
At 1st January	**60,873,000**	67,134,000
Options exercised	**(1,966,000)**	(4,532,500)
Options lapsed	**(143,000)**	–
At 30th June	**58,764,000**	62,601,500
Options vested at 30th June	**28,554,000**	31,489,000

No option was granted under the Scheme during the period.

	2003	2002
Details of share options exercised during the period:		
Exercise date	**14/1/03 – 20/6/03**	10/1/02 – 21/6/02
Proceeds received (HK$)	**14,686,020**	33,857,775
Weighted average closing share price immediately before the exercise date (HK$)	**10.28**	12.35

15. Commitments and contingencies

(a) Outstanding payment commitments in respect of capital items and investments authorised at the end of the period but not provided for in the accounts amounted to:

	30th June 2003 HK$M	31st December 2002 HK$M
Authorised and contracted for		
– aircraft and related equipment	**5,544**	3,605
– others	**–**	4
	5,544	3,609
Authorised but not contracted for		
– aircraft and related equipment	**698**	443
– others	**–**	2
	698	445
	6,242	4,054

	HK$M
These commitments are expected to be paid as follows:	
2003	**3,599**
2004	**2,127**
2005	**516**
	6,242

Commitments include the amounts for the acquisition of three A330-300, three B777-300 and six A300-600F aircraft.

(b) The Company has undertaken to indemnify lessors in leasing arrangements of the Group so as to maintain a specified rate of return on each of the lessors' investments under certain circumstances. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(c) At 30th June 2003, contingent liabilities existed in respect of guarantees given by the Company on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,353 million (31st December 2002: HK$1,404 million).

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Corporate governance

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules (Main Board) of the Stock Exchange.

Directors' interests

At 30th June 2003, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited and Tenzing Communications, Inc., its associated corporation (within the meaning of Part XV of the SFO):

Cathay Pacific Airways Limited	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00027
Derek Cridland	17,000	0.00051
James Hughes-Hallett	12,000	0.00036
Tony Tyler	5,000	0.00015
Raymond Yuen	9,000	0.00027

Tenzing Communications, Inc.	No. of shares	Percentage of issued capital
James Hughes-Hallett	45,975	0.04
David Turnbull	45,975	0.04

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2003 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons, all being beneficial interests:

	No. of shares	Percentage of issued capital		Remarks
1. Swire Pacific Limited	1,540,046,246	46.14		
2. John Swire & Sons Limited	1,540,046,246	46.14	)	Duplications of Swire Pacific Limited's holding (Note)
3. CITIC Pacific Limited	859,353,462	25.74		
4. Super Supreme Company Limited	787,753,462	23.60	)	Duplication of CITIC Pacific
5. Custain Limited	214,851,154	6.44	)	Limited's holding
6. Easerick Investments Inc.	191,922,273	5.75	)	
7. Motive Link Holdings Inc.	189,057,762	5.66	)	
8. Smooth Tone Investments Ltd.	191,922,273	5.75	)	

Note: At 30th June 2003, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued share capital and 52.82% of the voting rights.


國泰航空公司

二零零三年
中期報告
















太古集團


*阿巴甸
*赫爾辛基
阿姆斯特丹
*里斯本
*柏林
倫敦
†布魯塞爾
*曼徹斯特
*科隆
†米蘭
*哥本哈根
*慕尼黑
*杜塞爾多夫
*紐卡素
*愛丁堡
巴黎
法蘭克福
*布拉格
*格拉斯哥
羅馬
*漢堡
*斯德哥爾摩
*斯圖加特
北京
昆明
長沙
南京
成都
寧波
重慶
青島
大連
三亞
福州
上海
桂林
武漢
海口
廈門
杭州
西安
廣島
高雄
仙台
台北
大阪
漢城
東京
福岡
名古屋
大阪
札幌
漢城
台北
東京
香港
巴林
斯里巴加萬港
曼谷
達卡
宿霧
亞庇
可倫坡
古晉
德里
金邊
峇里島
布吉
杜拜
河內
胡志明市
耶加達
卡拉奇
吉隆坡
馬尼拉
孟買
檳城
利雅得
†沙加
新加坡
泗水
曼谷
阿德萊德
布里斯班
凱恩斯
墨爾砵
柏斯
悉尼
約翰尼斯堡
奧克蘭
*亞特蘭大
紐約
*奧斯汀
*奧蘭多
*巴爾的摩
*費城
*波士頓
*匹茲堡
*芝加哥
*聖逸戈
*達拉斯
三藩市
*丹佛
*聖何塞
*底特律
*聖胡安
*勞德代爾堡
*聖路易斯
*休斯敦
多倫多
*拉斯維加斯
溫哥華
洛杉磯
*華盛頓DC
*邁阿密
國泰航空
港龍航空
香港華民航空
* 代號共享服務
† 只限貨運服務

目錄

公司資料

國泰航空有限公司是於香港註冊成立的有限公司。

投資者關係

查詢有關國泰航空公司的詳情，請聯絡：

國泰航空有限公司
企業傳訊部
香港國際機場
國泰城北座七樓

電話：2747 5210
傳真：2810 6563

國泰航空的主要國際互聯網絡網址為
http://www.cathaypacific.com

本中期報告採用再造紙印刷　設計：Format Limited　www.format.com.hk



國泰航空公司是一家以香港為基地並在香港註冊的國際航空公司，提供定期貨運及客運服務往全球八十多個城市。

國泰航空於一九四六年在香港成立，致力服務香港。本公司繼續進行龐大投資，以發展香港的航空業及提高香港作為區內航空樞紐的地位。除本身機隊外，投資範圍還包括航空飲食、飛機維修和地勤服務公司，以及位於香港國際機場的企業總部；國泰航空和其附屬及聯屬公司在香港僱用員工二萬五千人。本公司及其兩個主要股東均為香港聯合交易所上市的香港公司。

國泰航空是香港華民航空有限公司的主要股東。華民航空是一家全貨運航空公司，在亞洲區提供定期貨運服務。國泰航空亦是港龍航空有限公司的股東。

本公司亦是航空聯盟「寰宇一家」的創辦成員之一，該聯盟的網絡為全球五百七十多個目的地提供服務。「寰宇一家」的其他成員有愛爾蘭航空公司、美國航空公司、英國航空公司、芬蘭航空公司、西班牙國家航空公司、智利航空公司及澳洲航空公司。

本集團財務統計數字

		二零零三年	二零零二年	變幅
業績		截至六月三十日止六個月		
營業總額	港幣百萬元	**12,275**	15,511	**-20.9%**
股東應佔(虧損)╱溢利	港幣百萬元	**(1,241)**	1,412	**-187.9%**
每股(虧損)╱盈利	港仙	**(37.2)**	42.4	**-187.7%**
每股股息	港仙	**3.0**	16.0	**-81.3%**
邊際(虧損)╱利潤	%	**(10.1)**	9.1	**-19.2 個百分點**
資產負債表		六月三十日	十二月三十一日	
股東資金	港幣百萬元	**29,383**	32,115	**-8.5%**
借款淨額	港幣百萬元	**11,230**	9,646	**+16.4%**
債務淨額股份比例	倍數	**0.38**	0.30	**+0.08 倍**

營業統計數字 — 國泰航空

		截至六月三十日止六個月		變幅
可用噸千米數(「可用噸千米」)	百萬	**6,087**	5,750	**+5.9%**
運載乘客人次	千位	**4,019**	5,933	**-32.3%**
乘客運載率	%	**64.4**	78.1	**-13.7 個百分點**
乘客收益率	港仙	**42.8**	45.4	**-5.7%**
運載貨物量	千噸	**406**	386	**+5.2%**
貨物及郵件運載率	%	**69.2**	70.2	**-1.0 個百分點**
貨物及郵件收益率	港元	**1.72**	1.83	**-6.0%**
每可用噸千米成本	港元	**2.09**	2.26	**-7.5%**
飛機使用量	每日時數	**11.1**	11.8	**-5.9%**
航班準時表現	%	**91.7**	90.7	**+1.0 個百分點**

有關定義載於二零零二年報告書。

二零零三年上半年，國泰航空面對有史以來最嚴峻的考驗。在三月中爆發的非典型肺炎疫潮，使客運業務受到沉重的打擊，乘客數目驟降至正常水平的五分之一。到了四月，集團發出歷來首次盈利警告。今年首六個月，集團錄得虧損港幣十二億四千一百萬元，而二零零二年同期則錄得溢利港幣十四億一千二百萬元。營業總額為港幣一百二十二億七千五百萬元，下跌百分之二十點九。

非典型肺炎爆發後，我們迅速作出應變措施以控制成本及保留現金儲備。雖然我們削減了百分之四十五的客運航班及停飛了二十二架飛機，但仍維持國泰環球網絡完整。客運收益與去年同期比較下降百分之二十九點五，乘客收益率亦下跌百分之五點七至港幣四十二點八仙。

在這段非常艱難的時期裏，為表達對公司的支持，我們的股東投票通過董事局的提議將之前建議的二零零二年度末期股息減半，而絕大多數員工亦同意接受一個月無薪假期。對於不少供應商答應減低收費和延長付款期，本人亦在此深表謝意。

貨運服務需求仍然強勁，尤以前往歐洲及北美洲各主要市場的需求為甚。集團貨運收益較去年同期上升百分之四點三。除了維持正常的貨運航班外，我們還增加了前往米蘭的航班。在二零零一年底停飛的一架波音747-200型貨機亦已重新投入服務。貨運收益率下降百分之六至港幣一元七角二仙。

在非典型肺炎疫情受到控制，及世界衛生組織其後撤銷各項旅遊警告後，我們開始致力重建公眾對航空及旅遊業的信心。為恢復港人的消費意欲，國泰航空發起「同心為香港」運動，同時亦推出了連串的特別宣傳和推廣活動，希望藉此挽回失去的業務。

隨著市況改善，我們已恢復部分之前停飛的服務，現時運作的客運航班是原來水平的百分之九十。隨著需求繼續回升，預期下半年業績應有較大改善。

主席

何禮泰

香港，二零零三年八月六日

對國泰航空來說，二零零三年上半年是個極之艱難的時期。伊拉克戰爭、非典型肺炎的爆發，及其後世界衛生組織對香港發出的旅遊警告，使國泰的客運業務急劇下跌。為此，我們削減航班及停飛部分飛機，作為全面減省成本計劃的部分措施。幸而，我們的貨運業務仍維持強勁。

網絡遍佈全球、機隊日益壯大

- 在四月初，我們因應非典型肺炎疫潮爆發導致客運量下降而削減可載客量，取消了百分之四十五的客運航班和停飛二十二架飛機。雖然暫停前往福岡和札幌的航班，但整體上網絡仍能維持完整。
- 在世界衛生組織撤銷對香港的旅遊警告後，之前取消的航班已相繼復飛。
- 香港空運牌照局已接納申請，發給國泰航空飛往北京、上海及廈門的空運牌照。國泰已獲香港特區政府批准經營來往北京的服務，並將向內地當局申請營運批准及有關升降時段安排。
- 我們與「寰宇一家」夥伴美國航空公司訂立代號共享協議，使國泰在美國的航線網絡增加了二十個城市。
- 我們與「寰宇一家」夥伴英國航空公司的代號共享安排已擴展至哥本哈根、里斯本及漢城。
- 至二零零三年中，國泰航空機隊共有八十架飛機，包括六十九架客機及十一架貨機。
- 公司將於二零零三年底及二零零四年初接收六架飛機：三架波音777-300型飛機及三架330-300型空中巴士。

機隊資料

	截至二零零三年六月三十日止各機隊之數目				已確實訂購架數				營業租賃期滿架數			
		租賃										
飛機類型	擁有	籌資	營業	總數	'03	'04	'05	總數	'06	'07	'08	有選擇權架數
由國泰航空營運之飛機：												
B747-400	9	8	2	19						1	1	
B747-200F	4	2		6								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7	2	1		3				3[(a)]
A330-300		20		20	3			3				
A340-300		11	4	15					4			
A340-600[(b)]			3	3						2	1	
總數	15	56	9	**80**	5	1		**6**	4	3	2	**3**
由華民航空營運之飛機：												
B747-200F		1		1								
A300-600F						4	2	6				4
A300-B4F/B727F[(c)]			2	2								
總數		1	2	**3**		4	2	**6**				**4**

(a) 此等營業租賃選擇權適用於所有B777型飛機，並須於二零零七年前行使。

(b) 營業租賃期為五年的飛機。

(c) 以濕租方式租賃的飛機。

產品及服務屢獲獎項

- 在Skytrax向四百四十萬位乘客進行的調查中，國泰獲選為「二零零三年最佳航空公司」，並連續第二年獲選為「亞洲區最佳航空公司」及「泛太平洋區最佳航空公司」。
- 在《遠東經濟評論》的「Review200」讀者意見調查中，國泰獲選為最佳香港公司的第二名，並在優質服務及產品方面成為香港公司之冠。

香港社會

- 國泰與航空公司代表協會、香港酒店業主聯會、香港酒店業協會及旅遊業議會聯手推出「同心為香港」運動，以協助香港克服非典型肺炎帶來的經濟影響。
- 我們送出超過一萬張機票，以支持香港旅遊發展局的重建本地旅遊業活動。我們亦推出「即時香港遊」活動，提供高達五折的機票連酒店套票，以吸引海外旅客來港。
- 我們推出「飛躍理想計劃」，以培養本地少年人的社會服務精神及對航空業的熱誠。
- 公司亦響應「心連心　香港再起飛」大行動，推出前往全球四十多個城市的特惠套票。
- 國泰航空連續第五年擔任農曆新年期間「國際匯演賀新禧」的主要贊助機構。

職員盡忠職守

- 隨著客運量下降，公司已暫停招聘員工。
- 公司要求員工參與「特別假期計劃」，在六月至九月期間放無薪假一個月，以協助公司儲備現金及保留員工職位。隨著航線服務的恢復，現已將無薪假期縮短一星期。
- 截至二零零三年中，我們在三十個國家及地區僱用超過一萬四千八百名員工，包括駐香港的一萬零九百名員工。
- 國泰航空參照當地法例、行業慣例、市場環境和員工個人及公司表現，定期檢討其人力資源及薪酬政策。

新科技

- 我們宣佈與電訊盈科網上行及Tenzing Communications合作推出「網上行空中電郵」服務。國泰航空是首家承諾在整支機隊全面提供空中電郵服務的航空公司。
- 用以控制機位及計價策略的新收益管理系統COINS已於二零零三年初推出。
- 可追查和預計維修成本的Ultramain系統繼續推出於各項運作中使用。

環境

- 在機艙內進行的空氣質素監察計劃顯示機上空氣質素良好。
- 一項將報章及機上餐單等紙質物料分類循環再用的計劃已於所有入境航班上實施。
- 非典型肺炎帶來的負面影響，促使國泰城上下齊心節約能源，所採取的措施包括調節室內溫度、減少照明和限制電梯及電動樓梯的使用。

客運服務

按地區劃分的可用座位千米數、運載率及收益率：

	可用座位千米數(百萬)			運載率(%)			收益率
	二零零三年	二零零二年	變幅	二零零三年	二零零二年	變幅	變幅
北亞	**4,077**	5,346	**-23.7%**	**55.6**	68.8	-13.2個百分點	**-8.2%**
東南亞及中東	**5,851**	6,684	**-12.5%**	**59.2**	72.5	-13.3個百分點	**-4.6%**
歐洲	**5,481**	6,386	**-14.2%**	**69.6**	84.6	-15.0個百分點	**+8.3%**
太平洋及南非	**11,422**	11,121	**+2.7%**	**67.7**	82.3	-14.6個百分點	**-3.4%**
整體	**26,831**	29,537	**-9.2%**	**64.4**	78.1	-13.7個百分點	**-5.7%**

- 二零零三年首六個月的載客人次為四百萬，較二零零二年少一百九十萬人次。可用座位千米數下降百分之九點二。雖然可運載量大幅下降，但運載率仍然下跌至百分之六十四點四。
- 乘客收益下跌百分之二十九點五，主要原因是非典型肺炎的爆發及其後世界衛生組織對香港發出旅遊警告，其次是由於伊拉克戰事帶來的不明朗因素。
- 在情況最壞時，客運服務削減百分之四十五及停飛二十二架飛機。
- 上半年收益率由去年同期的港幣四十五點四仙減至港幣四十二點八仙。
- 雖然頭等及商務客位載客量自三月初伊拉克戰局不明朗而開始減少，但客運航班運作並未受該戰事影響。
- 非典型肺炎對所有航線，尤其是台灣及北美航線，均造成不利影響。
- 來自香港的收益比例於第二季大幅增加。
- 在世界衛生組織解除對香港的旅遊警告後，六月份的業務逐漸出現緩慢的回升。

貨運服務

可用噸千米數、運載率及收益率之分析如下：

	可用噸千米數(百萬)			運載率(%)			收益率
	二零零三年	二零零二年	變幅	二零零三年	二零零二年	變幅	變幅
國泰航空	**3,535**	2,940	**+20.2%**	**69.2**	70.2	-1.0個百分點	**-6.0%**
華民航空	**78**	510	**-84.7%**	**55.8**	72.0	-16.2個百分點	**+281.5%**

國泰航空有限公司

- 二零零三年首六個月共載貨物四十萬零六千噸，較二零零二年增加二萬噸。貨物可用噸千米數上升百分之二十點二，而運載率則減至百分之六十九點二。
- 由於輸往美國、歐洲及亞洲各航點的出口增長強勁，收益增加百分之十一點四。
- 收益率由港幣一點八三元降至港幣一點七二元，部分原因是收益率較低的長途服務航班增加。
- 雖然伊拉克戰事對貨運業務並無影響，但非典型肺炎卻使可載貨量因部分客運航班取消而減少兩成。
- 因二零零二年七月合併華民航空的歐洲航線，及之前停飛的一架B747-200型貨機重新投入服務，抵銷了部分可載貨量的不足。
- 在可載貨量不足的地區，已增加額外的貨運航班。
- 國泰將前往米蘭的貨運航班由每星期兩班增至三班。
- 國泰航空貨運與日本航空貨運、澳洲航空貨運及新加坡航空貨運共同簽訂備忘錄，合辦新的互聯網貨運網站。

香港華民航空有限公司(「華民航空」)

- 國泰航空於三月向敦豪國際有限公司出售華民航空一成股權。
- 華民航空已訂購六架A300-600型貨機，將於二零零四年及二零零五年初交付。
- 華民航空利用一架濕租的短途貨機，開辦每週四班往曼谷的貨運航班。
- 華民航空將於本年的冬季推出往新加坡的貨運航班。
- 因非典型肺炎對航空貨運業務影響不大，該公司錄得滿意的中期溢利。
- 由於在二零零二年七月交還兩架飛機給國泰航空，可運載量減少百分之八十四點七。雖然運載率下降，但收益率則因該公司專注於區內貨運業務而上升。

聯營業務及聯屬公司回顧

港龍航空有限公司(「港龍航空」)

- 非典型肺炎在香港、中國內地及台灣爆發，使客運量大幅下跌，因此港龍航空錄得中期虧損。該公司在第二季將可載客量削減超過六成。
- 儘管可載客量大幅減少，但乘客運載率仍大跌十四點一個百分點至百分之五十點四。由於台灣及中國內地若干城市推行檢疫措施，客運需求進一步惡化。
- 非典型肺炎疫潮對貨運服務影響較小，貨物運載率錄得六點六個百分點的增幅。
- 鑒於經營環境不利，該公司實施嚴格的成本控制措施及停飛其二十一架客機機隊當中的十一架。

航空服務

- 香港飛機工程有限公司(「港機工程」)錄得中期溢利港幣一億九千萬元，跌幅為百分之二十點八，原因是去年有一項準備撥回。
- 雖然大規模維修設施的工作量維持於高水平，但香港國際機場的航機升降量下降，影響外勤維修的收益。
- 由於香港航空發動機維修服務有限公司及廈門太古飛機工程有限公司均有強勁的表現，港機工程旗下共同控制公司帶來的貢獻由港幣八千五百萬元增至港幣一億三千六百萬元。
- 由於大量航班取消，香港機場地勤服務有限公司錄得中期虧損。

航空飲食

- 非典型肺炎疫潮嚴重影響國泰航空飲食服務(香港)有限公司的中期表現。該公司已實施嚴格的成本控制措施。
- 所有海外航空飲食設施均受非典型肺炎影響，亦已實施成本控制措施。

營業總額

	本集團		國泰航空	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
客運服務	**7,438**	10,550	**7,438**	10,550
貨運服務	**4,405**	4,225	**4,197**	3,768
航空飲食及其他服務	**432**	736	**–**	–
營業總額	**12,275**	15,511	**11,635**	14,318

- 客運營業額大幅減少港幣三十一億一千二百萬元。
- 國泰航空的貨運業務營業額錄得港幣四億二千九百萬元的增幅，部分是由於自二零零二年七月起合併華民航空歐洲業務。
- 在二零零三年上半年間，貨運業務佔集團收益總額百分之三十五點九。

營業開支

	本集團			國泰航空		
	截至六月三十日止六個月			截至六月三十日止六個月		
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	**變幅**	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**變幅**
員工	**3,961**	3,810	**+4.0%**	**3,611**	3,420	**+5.6%**
機上服務及乘客開支	**559**	695	**-19.6%**	**559**	695	**-19.6%**
著陸、停泊及航線開支	**1,925**	2,297	**-16.2%**	**1,885**	2,195	**-14.1%**
燃料	**2,402**	2,197	**+9.3%**	**2,369**	2,063	**+14.8%**
飛機維修	**1,298**	1,589	**-18.3%**	**1,263**	1,510	**-16.4%**
飛機折舊及營業租賃	**1,975**	1,801	**+9.7%**	**1,954**	1,731	**+12.9%**
其他折舊及營業租賃	**458**	516	**-11.2%**	**343**	388	**-11.6%**
佣金	**158**	247	**-36.0%**	**158**	246	**-35.8%**
匯兌收益	**(113)**	(85)	**+32.9%**	**(112)**	(81)	**+38.3%**
其他	**412**	608	**-32.2%**	**418**	402	**+4.0%**
營業開支	**13,035**	13,675	**-4.7%**	**12,448**	12,569	**-1.0%**
財務支出淨額	**281**	456	**-38.4%**	**275**	444	**-38.1%**
營業開支總額	**13,316**	14,131	**-5.8%**	**12,723**	13,013	**-2.2%**

營業開支(續)

- 由於員工人數增加,員工成本上升百分之五點六。
- 由於實行減省成本措施及乘客數目減少,機上服務及乘客開支下降。
- 主要由於航班取消,著陸、停泊及航線開支下降。
- 燃料成本雖然因航班取消而減省,但在平均燃料價格上漲百分之二十五的影響下而整體上升。
- 飛機維修費用隨著二十二架客機停飛而減少。
- 由於二零零二年下半年有新飛機加入機隊,使飛機折舊及營業租賃支出增加。
- 財務支出淨額因平均借款淨額下降而減少。
- 由於取消客運航班及實行成本控制措施,國泰航空的每可用噸千米成本下降至港幣二元九仙。

財務狀況

- 固定資產增加港幣九億五千五百萬元,包括用於飛機及相關設備港幣八億八千五百萬元,物業及其他設備港幣七千萬元。
- 借款額減少百分之一至港幣二百二十五億八千一百萬元。主要借款貨幣包括美元、日圓、英鎊及歐羅,並須於二零一七年或之前全數清還。其中百分之六十八為定息借款。
- 流動資金減少百分之十三點七至港幣一百一十三億七千一百萬元,其中百分之八十四以美元計算。
- 借款淨額增加百分之十六點四至港幣一百一十二億三千萬元。
- 集團股東資金減少百分之八點五至港幣二百九十三億八千三百萬元,而債務淨額股份比例則增至零點三八倍。
- 本集團對財務風險管理和貨幣及利率風險管理的政策載於二零零二年報告書。

綜合損益賬

截至二零零三年六月三十日止六個月 — 未經審核

	附註	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零三年 百萬美元	二零零二年 百萬美元
營業額					
客運服務		**7,438**	10,550	**954**	1,352
貨運服務		**4,405**	4,225	**565**	542
航空飲食及其他服務		**432**	736	**55**	94
營業總額	2	**12,275**	15,511	**1,574**	1,988
開支					
員工		**(3,961)**	(3,810)	**(508)**	(488)
航線		**(2,484)**	(2,992)	**(319)**	(383)
燃料		**(2,402)**	(2,197)	**(308)**	(282)
飛機維修		**(1,298)**	(1,589)	**(166)**	(204)
折舊及營業租賃		**(2,433)**	(2,317)	**(312)**	(297)
佣金		**(158)**	(247)	**(20)**	(32)
其他		**(299)**	(523)	**(38)**	(67)
營業開支		**(13,035)**	(13,675)	**(1,671)**	(1,753)
營業(虧損)／溢利	3	**(760)**	1,836	**(97)**	235
財務支出		**(971)**	(1,264)	**(124)**	(162)
財務收入		**690**	808	**88**	104
財務支出淨額	4	**(281)**	(456)	**(36)**	(58)
應佔聯屬公司溢利		**8**	141	**1**	18
除税前(虧損)／溢利		**(1,033)**	1,521	**(132)**	195
税項	5	**(194)**	(102)	**(25)**	(13)
除税後(虧損)／溢利		**(1,227)**	1,419	**(157)**	182
少數股東權益		**(14)**	(7)	**(2)**	(1)
股東應佔(虧損)／溢利		**(1,241)**	1,412	**(159)**	181
股息					
宣派中期股息	6	**100**	533	**13**	68
每股(虧損)／盈利					
基本	7	**(37.2 仙)**	42.4 仙	**(4.8 仙)**	5.4 仙
攤薄	7	**(37.0 仙)**	42.1 仙	**(4.7 仙)**	5.4 仙
每股股息	6	**3.0 仙**	16.0 仙	**0.4 仙**	2.1 仙

美元數字僅供參考，一美元伸算為港幣七元八角。

第十四頁至二十一頁附註為此報表之一部分。

綜合資產負債表

二零零三年六月三十日結算 — 未經審核

	附註	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元	二零零三年六月三十日 百萬美元	二零零二年十二月三十一日 百萬美元
資產及負債					
非流動資產及負債					
固定資產	8	**49,086**	50,038	**6,293**	6,415
無形資產	9	**452**	489	**58**	63
於聯屬公司之投資		**1,581**	1,739	**203**	223
其他長期應收款項及投資		**1,280**	1,458	**164**	187
		52,399	53,724	**6,718**	6,888
長期負債		**(29,422)**	(31,382)	**(3,772)**	(4,024)
相關已抵押存款		**11,652**	12,853	**1,494**	1,648
長期負債淨額	10	**(17,770)**	(18,529)	**(2,278)**	(2,376)
退休福利責任	11	**(328)**	(346)	**(42)**	(44)
遞延稅項		**(7,870)**	(7,614)	**(1,009)**	(976)
		(25,968)	(26,489)	**(3,329)**	(3,396)
非流動資產淨值		**26,431**	27,235	**3,389**	3,492
流動資產及負債					
存貨		**480**	430	**62**	55
貿易及其他應收款項	12	**3,172**	4,294	**407**	550
流動資金		**11,371**	13,180	**1,457**	1,690
		15,023	17,904	**1,926**	2,295
長期負債之流動部分		**(7,692)**	(6,409)	**(986)**	(822)
相關已抵押存款		**2,881**	2,128	**369**	273
長期負債之流動部分淨額	10	**(4,811)**	(4,281)	**(617)**	(549)
貿易及其他應付款項	13	**(4,363)**	(5,280)	**(560)**	(677)
未獲運輸收益		**(1,906)**	(2,518)	**(244)**	(323)
稅項		**(906)**	(874)	**(116)**	(112)
		(11,986)	(12,953)	**(1,537)**	(1,661)
流動資產淨值		**3,037**	4,951	**389**	634
資產總額減流動及非流動負債		**29,468**	32,186	**3,778**	4,126
少數股東權益		**(85)**	(71)	**(11)**	(9)
資產淨值		**29,383**	32,115	**3,767**	4,117
資本及儲備					
股本	14	**668**	667	**86**	86
儲備		**28,715**	31,448	**3,681**	4,031
股東資金		**29,383**	32,115	**3,767**	4,117

美元數字僅供參考，一美元伸算為港幣七元八角。

第十四頁至二十一頁附註為此報表之一部分。

	附註	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零三年 百萬美元	二零零二年 百萬美元
營運業務					
來自營運之現金		**927**	4,451	**119**	571
已收利息		**6**	46	**1**	6
已付利息淨額		**(492)**	(518)	**(64)**	(66)
已付税項		**(142)**	(106)	**(18)**	(14)
收取聯屬公司股息		**141**	51	**18**	6
營運業務之現金流入淨額		**440**	3,924	**56**	503
投資業務					
出售固定資產		**3**	18	**–**	2
其他長期應收款項及投資減少淨額		**54**	77	**7**	10
出售附屬公司部分權益之收入		**9**	–	**1**	–
聯屬公司償還借款		**2**	2	**–**	–
出售聯屬公司之收入		**–**	5	**–**	1
除現金及視同庫存現金外之流動資金減少／(增加)淨額		**1,295**	(2,397)	**167**	(307)
固定及無形資產支出		**(974)**	(2,012)	**(125)**	(258)
收購附屬公司少數股東權益		**–**	(194)	**–**	(25)
投資業務之現金流入／(流出)淨額		**389**	(4,501)	**50**	(577)
融資業務					
發行股票		**15**	34	**2**	4
新融資		**1,741**	1,906	**223**	244
存放抵押存款		**(4)**	(409)	**(1)**	(52)
償還借款及籌資租賃責任		**(2,604)**	(1,409)	**(333)**	(181)
已付股息 – 股東	6	**(935)**	(167)	**(120)**	(21)
– 少數股東權益		**(9)**	(28)	**(1)**	(3)
融資業務之現金流出淨額		**(1,796)**	(73)	**(230)**	(9)
現金及視同庫存現金減少		**(967)**	(650)	**(124)**	(83)
於一月一日結算之現金及視同庫存現金		**3,422**	2,601	**439**	333
匯兑差額之影響		**103**	87	**13**	11
於六月三十日結算之現金及視同庫存現金		**2,558**	2,038	**328**	261

美元數字僅供參考，一美元併算為港幣七元八角。

第十四頁至二十一頁附註為此報表之一部分。

綜合股東權益變動表

截至二零零三年六月三十日止六個月 — 未經審核

	股本 港幣百萬元	保留溢利 港幣百萬元	不可派發 股份溢價 港幣百萬元	資本贖回儲備 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	其他儲備 港幣百萬元	總額 港幣百萬元
二零零三年一月一日之結餘	**667**	**23,250**	**7,207**	**21**	**412**	**559**	**(1)**	**32,115**
現金流量對沖匯兌差額								
– 於本期內確認	**–**	**–**	**–**	**–**	**–**	**(417)**	**–**	**(417)**
– 轉撥至本期虧損	**–**	**–**	**–**	**–**	**–**	**(29)**	**–**	**(29)**
於本期內確認之重估減值	**–**	**–**	**–**	**–**	**(124)**	**–**	**–**	**(124)**
匯兌差額	**–**	**–**	**–**	**–**	**–**	**–**	**(1)**	**(1)**
未於損益賬確認之虧損淨額	**–**	**–**	**–**	**–**	**(124)**	**(446)**	**(1)**	**(571)**
股東應佔虧損	**–**	**(1,241)**	**–**	**–**	**–**	**–**	**–**	**(1,241)**
二零零二年末期股息(註6)	**–**	**(935)**	**–**	**–**	**–**	**–**	**–**	**(935)**
行使認股權								
– 已收溢價	**–**	**–**	**14**	**–**	**–**	**–**	**–**	**14**
– 已發行股本	**1**	**–**	**–**	**–**	**–**	**–**	**–**	**1**
二零零三年六月三十日之結餘	**668**	**21,074**	**7,221**	**21**	**288**	**113**	**(2)**	**29,383**
二零零二年一月一日之結餘	666	20,541	7,162	21	306	2,599	13	31,308
退休福利前期調整	–	(573)	–	–	–	–	–	(573)
重列	666	19,968	7,162	21	306	2,599	13	30,735
現金流量對沖匯兌差額								
– 於該期內確認	–	–	–	–	–	(1,155)	–	(1,155)
– 轉撥至該期溢利	–	–	–	–	–	(434)	–	(434)
於該期內確認之重估增值	–	–	–	–	405	–	–	405
匯兌差額	–	–	–	–	–	–	(8)	(8)
未於損益賬確認之虧損淨額	–	–	–	–	405	(1,589)	(8)	(1,192)
股東應佔溢利	–	1,412	–	–	–	–	–	1,412
二零零一年末期股息(註6)	–	(167)	–	–	–	–	–	(167)
行使認股權								
– 已收溢價	–	–	33	–	–	–	–	33
– 已發行股本	1	–	–	–	–	–	–	1
二零零二年六月三十日之結餘	667	21,213	7,195	21	711	1,010	5	30,822

第十四頁至二十一頁附註為此報表之一部分。

1. 編製基準及會計政策

除有關遞延稅項之會計政策外，本未經審核之中期報告是根據與二零零二年報告書所載之主要會計政策相符之基準編製。

隨著會計實務準則第12號（經修訂）「所得稅」的推出，本集團須就所有應課稅之暫時差異全數作出遞延稅項準備，而非以前只就時間差異作出準備。此會計政策之轉變，對本集團本期或前期之業績及資產淨值均無影響。

二零零二年報告書之主要會計政策第4項，已對有關外幣換算之政策不採納香港會計師公會會計實務準則第11號「外幣換算」作出解釋。

本中期報告乃根據香港會計師公會會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司(「聯合交易所」)上市規則（主板）之披露要求編製。

2. 營業總額

營業總額包括向第三者提供之運輸服務、航空飲食及其他服務之收益。

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
按銷售來源計算之營業總額：		
北亞		
– 香港及中國內地	**4,981**	5,868
– 日本、韓國及台灣	**2,193**	3,281
東南亞及中東	**1,443**	1,931
歐洲	**1,453**	1,788
太平洋及南非	**2,205**	2,643
	12,275	15,511

各地區所包括之國家已於二零零二年報告書中界定。區域業績、區域資產及區域負債之地理分析因二零零二年報告書所列舉之理由而不予披露。

3. 營業(虧損)／溢利

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
下列各費用／(收益)已包括在營業(虧損)／溢利中：		
固定資產折舊		
– 租賃	**991**	1,122
– 擁有	**886**	781
無形資產攤銷	**56**	63
營業租賃租金		
– 土地及樓宇	**170**	181
– 飛機及有關設備	**324**	211
– 其他	**11**	19
營業租賃收入		
– 飛機及有關設備	**(5)**	(60)
已支出之存貨成本	**430**	553
匯兑差額	**(113)**	(85)
核數師酬金	**3**	3
上市投資之收入	**(6)**	–
非上市投資之收入	**(36)**	(50)

4. 財務支出淨額

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
利息支出淨額：		
– 籌資租賃責任	**904**	1,196
– 有關抵押存款、票據及債券之利息收入	**(547)**	(637)
	357	559
– 銀行借款及透支	**58**	58
– 有關抵押存款之利息收入	**(3)**	(6)
	55	52
– 毋須於五年內全部清還之其他借款	**9**	10
	421	621
來自流動資金之收入：		
– 專業投資管理資金	**(69)**	(96)
– 銀行存款及投資	**(71)**	(69)
	(140)	(165)
	281	456

在上列之數字中，因配對安排而帶來之財務收入及開支已化為淨額。

5. 稅項

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
本公司及其附屬公司		
– 香港利得稅	**6**	16
– 海外稅	**69**	59
– 遞延稅項	**59**	26
– 歷年準備不足／(超額)	**42**	(22)
應佔聯屬公司稅項	**18**	23
	194	102

香港利得稅乃以本期之估計應課稅溢利按稅率17.5%(二零零二年：16%)計算。海外稅以本集團在應課稅之國家，按當地之稅率計算。稅項準備就法例、慣例及商討情況之改變而作出定期檢討。

6. 股息

在二零零三年五月五日，董事局將二零零二年度末期股息由原來於二零零三年三月五日建議之每股港幣56仙，調降至每股港幣28仙(二零零一年：每股港幣5仙)，以保留公司之現金儲備，應付非典型肺炎爆發後業務的回落。經修訂後之二零零二年度末期股息為每股港幣28仙，合共港幣九億三千五百萬元(二零零一年：港幣一億六千七百萬元)，已於二零零三年五月十四日獲股東通過，並於二零零三年六月二日派發。

董事局於二零零三年八月六日宣佈截至二零零三年六月三十日止之中期股息為每股港幣3仙，合共港幣一億元，將於二零零三年十月二日派發予於二零零三年九月十一日辦公時間結束時已登記之股東。股票過戶手續將於二零零三年九月八日至二零零三年九月十一日(包括首尾兩天)暫停辦理。

7. 每股(虧損)／盈利

每股基本虧損及每股攤薄虧損是以股東應佔虧損港幣十二億四千一百萬元(二零零二年：盈利港幣十四億一千二百萬元)除以本期間內已發行之每日加權平均股份數目分別為三十三億三千七百萬股(二零零二年：三十三億三千二百萬股)及三十三億五千三百萬股(二零零二年：三十三億五千七百萬股)。後者乃按股份認購權之影響而作出調整。

	二零零三年 百萬	二零零二年 百萬
用以計算每股基本(虧損)／盈利之加權平均普通股數目	**3,337**	3,332
視作已發行而毋須代價之普通股	**16**	25
用以計算每股攤薄(虧損)／盈利之加權平均普通股數目	**3,353**	3,357

8. 固定資產

	飛機及有關設備 港幣百萬元	其他設備 港幣百萬元	物業 港幣百萬元	總額 港幣百萬元
成本				
二零零三年一月一日之結餘	63,980	2,934	6,230	73,144
匯兑差額	–	6	9	15
增購	885	21	49	955
出售	(97)	(60)	–	(157)
二零零三年六月三十日之結餘	64,768	2,901	6,288	73,957
累積折舊				
二零零三年一月一日之結餘	20,393	1,671	1,042	23,106
匯兑差額	–	4	3	7
本期折舊	1,656	98	123	1,877
出售	(60)	(59)	–	(119)
二零零三年六月三十日之結餘	21,989	1,714	1,168	24,871
賬面淨值				
二零零三年六月三十日之結餘	42,779	1,187	5,120	49,086
二零零三年一月一日之結餘	43,587	1,263	5,188	50,038

於二零零三年六月三十日之固定資產中包括租賃資產港幣三百零一億八千四百萬元(二零零二年十二月三十一日：港幣三百一十七億五千九百萬元)。

9. 無形資產

	商譽 港幣百萬元	電腦系統 港幣百萬元	總額 港幣百萬元
成本			
二零零三年一月一日之結餘	362	639	1,001
增購	–	19	19
二零零三年六月三十日之結餘	362	658	1,020
累積攤銷			
二零零三年一月一日之結餘	152	360	512
本期攤銷	8	48	56
二零零三年六月三十日之結餘	160	408	568
賬面淨值			
二零零三年六月三十日之結餘	202	250	452
二零零三年一月一日之結餘	210	279	489

10. 長期負債

	二零零三年六月三十日		二零零二年十二月三十一日	
	流動 港幣百萬元	非流動 港幣百萬元	流動 港幣百萬元	非流動 港幣百萬元
長期借款	**2,009**	**3,364**	963	3,090
籌資租賃責任	**2,802**	**14,406**	3,318	15,439
	4,811	**17,770**	4,281	18,529

11. 退休福利責任

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
已提撥責任現值	**6,091**	5,937
計劃資產公平值	**(5,086)**	(4,574)
	1,005	1,363
未確認精算虧損淨額	**(677)**	(1,017)
	328	346

12. 貿易及其他應收款項

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
貿易應收賬項	**1,597**	2,413
其他應收及預繳款項	**1,559**	1,867
應收聯屬公司賬項	**15**	11
應收其他關連公司賬項	**1**	3
	3,172	4,294

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
貿易應收賬項賬齡分析如下：		
即期賬項	**1,505**	2,257
逾期一至三個月	**43**	96
逾期三個月以上	**49**	60
	1,597	2,413

本公司通常給予顧客三十天信貸期，或依循當地同業準則以銀行擔保或其他財務抵押品保障部分債項。

13. 貿易及其他應付款項

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
貿易應付賬項	**1,217**	1,520
其他應付款項	**2,888**	3,431
應付聯屬公司賬項	**138**	187
應付其他關連公司賬項	**100**	126
無抵押銀行透支	**20**	16
	4,363	5,280

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
貿易應付賬項賬齡分析如下：		
即期賬項	**781**	1,071
逾期一至三個月	**350**	343
逾期三個月以上	**86**	106
	1,217	1,520

14. 股本

在回顧之期間內，本集團並無購回或贖回本公司任何股份。於二零零三年六月三十日，已發行之股份數目為3,337,973,848股(二零零二年十二月三十一日：3,336,007,848股)。

本公司於一九九九年三月十日採納一項股份認購權計劃(「計劃」)，以鼓勵本集團之航空機組人員對本公司業績作出貢獻。所有參與此計劃者為本集團之航空機組人員，各支付港幣一元以獲認股權，使其有權認購本公司股份，認購價為不低於給予認股權日之前五個交易日本公司股票在聯合交易所之平均收市價之八成及股份面值兩者之較高者。根據此計劃可發行之股份上限為本公司已發行股本之一成。各參與者可獲授之股權均未有超過根據此計劃授予之認股權所能認購之最高股份總數的百分之零點三二。

於授出認股權當日，即一九九九年三月十五日，根據此計劃以行使價每股港幣7.47元授出之認股權相當於68,317,000股股份。除在有限情況外，相等於五成股份之認購權可於二零零二年三月十五日開始行使，而餘數則可於二零零四年三月十五日開始行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

認股權行使後，股東權益已按行使價行使之認股權數目相應增加。

14. 股本 (續)

	二零零三年 股份數目	二零零二年 股份數目
尚未行使認股權之變動包括：		
一月一日之結餘	**60,873,000**	67,134,000
已行使之認股權	**(1,966,000)**	(4,532,500)
已失效之認股權	**(143,000)**	–
六月三十日之結餘	**58,764,000**	62,601,500
六月三十日可行使之認股權	**28,554,000**	31,489,000

期內並無根據此計劃授出任何認股權。

	二零零三年	二零零二年
期內已行使之認股權詳情：		
行使日	**14/1/03 – 20/6/03**	10/1/02 – 21/6/02
所得收益 (港幣)	**14,686,020**	33,857,775
緊接行使日前之加權平均收市股價 (港幣)	**10.28**	12.35

15. 承擔及或有事項

(a) 於期終時已批准但未在賬目中備付有關於資本性項目及投資之尚餘付款承擔如下：

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
已批准並已訂約		
– 飛機及有關設備	**5,544**	3,605
– 其他	**–**	4
	5,544	3,609
已批准但未訂約		
– 飛機及有關設備	**698**	443
– 其他	**–**	2
	698	445
	6,242	4,054

	港幣百萬元
此等承擔預期在以下各期間支付：	
2003	**3,599**
2004	**2,127**
2005	**516**
	6,242

承擔包括購入三架A330-300、三架B777-300及六架A300-600F型飛機之款項。

(b) 本公司已就本集團之租賃安排向出租者提供賠償保證，確保在若干情況下，其每項投資之回報率維持於指定水平。董事認為不能實際估計此等或有事項之潛在財務影響。

(c) 於二零零三年六月三十日結算，本公司為附屬公司、聯屬公司、其他關連公司及僱員之長期借款融資提供擔保達港幣十三億五千三百萬元(二零零二年十二月三十一日：港幣十四億四百萬元)，因而有或有負債。

公司管治

本公司並無董事知悉任何資料足以合理地指出本公司在中期報告所述之會計期內任何時間，未有遵守聯合交易所上市規則(主板)內之最佳應用守則。

董事權益

於二零零三年六月三十日，根據證券及期貨條例第三百五十二條規定設置之名冊顯示，董事在國泰航空有限公司及其相聯法團(根據證券及期貨條例第XV部之含義)Tenzing Communications, Inc.之股份中持有以下實益(全屬個人權益)：

國泰航空有限公司	股份數目	佔已發行股本百分率
陳南祿	9,000	0.00027
梁德基	17,000	0.00051
何禮泰	12,000	0.00036
湯彥麟	5,000	0.00015
袁力行	9,000	0.00027

Tenzing Communications, Inc.	股份數目	佔已發行股本百分率
何禮泰	45,975	0.04
唐寶麟	45,975	0.04

除上述者外，國泰航空有限公司任何董事或最高行政人員並無實益或非實益擁有於國泰航空有限公司或其任何相聯法團(根據證券及期貨條例第XV部之含義)之股份、相關股份或債權證之權益或淡倉。

大股東

根據證券及期貨條例第三百三十六條設置之股份權益及淡倉登記冊於二零零三年六月三十日顯示，本公司已獲通知以下由大股東及其他人士持有之本公司股份權益，全部均為實益。

	股份數目	佔已發行股本百分率		備註
1. 太古股份有限公司	1,540,046,246	46.14		
2. 英國太古集團有限公司	1,540,046,246	46.14	)	與太古股份有限公司之持股量重複(註)
3. 中信泰富有限公司	859,353,462	25.74		
4. Super Supreme Company Limited	787,753,462	23.60	)	與中信泰富有限公司
5. Custain Limited	214,851,154	6.44	)	之持股量重複
6. Easerick Investments Inc.	191,922,273	5.75	)	
7. Motive Link Holdings Inc.	189,057,762	5.66	)	
8. Smooth Tone Investments Ltd.	191,922,273	5.75	)	

註：於二零零三年六月三十日，英國太古集團直接或間接擁有太古股份有限公司之股份權益，相當於百分之二十九點三七之已發行股本及百分之五十二點八二之投票權。